SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934\
                     (Amendment No.   7  )*

                        ADVANTA Corp.
                       (Name of Issuer)

                     Class A Common Stock
                (Title of Class of Securities)

                          007942 105
                        (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following page(s)

                     Page 1 of 5 Pages

CUSIP No.  007942 105       13G      Page 2 of 5 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dennis Alter
       ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP *                                      (a)
                                                 (b)

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

              5  SOLE VOTING POWER

 NUMBER OF         4,412,159
  SHARES
BENEFICIALLY  6  SHARED VOTING POWER
 OWNED BY
   EACH            318,826
 REPORTING
  PERSON      7  SOLE DISPOSITIVE POWER
   WITH
                   4,412,159

              8  SHARED DISPOSITIVE POWER

                   318,826

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,730,985

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       26.46%

12  TYPE OF REPORTING PERSON

       In

               SEE INSTRUCTIONS BEFORE FILLING OUT!

                                               Page 3 of 5 Pages

                          Schedule 13G
                     Issuer:  ADVANTA Corp.
                  Filing Person:  Dennis Alter

Item 1(a). Name of Issuer:

           ADVANTA Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

           Brandywine Corporate Center
           650 Naamans Road
           Claymont, Delaware 19703

Item 2(a). Name of Person Filing:

           Dennis Alter

Item 2(a). Address of Principal Business Office:

           ADVANTA Corp.
           Five Horsham Business Center
           300 Welsh Road
           Horsham, PA 19044-2209

Item 2(c). Citizenship:

           United States of America

Item 2(d). Title of Class of Securities:

           Class A Common Stock

Item 2(e). CUSIP Number:

           007942 105

Item 3.    Inapplicable.

Item 4.    Ownership.

           (a)  Amount Beneficially Owned:

                4,730,985 shares (includes 46,893 shares of restricted stock under employee benefit plans which are subject to forfeiture unless certain vesting conditions are met)

           (b)  Percent of Class:

                26.46%

                                               Page 4 of 5 Pages

                          Schedule 13G
                     Issuer:  ADVANTA Corp.
                  Filing Person:  Dennis Alter

           (c)  Number of shares to which such person has:

             (i)  sole power to vote or to direct the vote:
                  4,412,159 (includes 46,893 shares of
                  restricted stock under employee benefit plans which are subject to forfeiture unless certain vesting conditions are met)

             (ii) shared power to vote or to direct the vote:
                  318,826 (the undersigned's spouse has sole voting power, as to which shares the undersigned disclaims beneficial ownership)

           (iii) sole power to dispose or to direct the disposition of: 4,412,159 (includes 46,893 shares of restricted stock under employee benefit plans which are subject to forfeiture unless certain vesting conditions are met)

             (iv) shared power to dispose or to direct the
                  disposition of: 318,826 (the undersigned's spouse has sole dispositive power, as to which shares the undersigned disclaims beneficial ownership)

Item 5.    Ownership of Five Percent or less of a Class.

           Inapplicable.

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           As sole trustee of a trust for his sister, Linda Ominsky, Mr. Alter has sole power to vote and to dispose of the 999,462 shares of Class A Common Stock held by this trust, representing 5.80% of the shares of Class A Common Stock outstanding at December 31, 1993.

Item 7.    Identification and Classification of the subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company.

           Inapplicable.

                                               Page 5 of 5 Pages

                          Schedule 13G
                     Issuer:  ADVANTA Corp.
                  Filing Person:  Dennis Alter

Item 8.    Identification and Classification of Members of the
           Group.

           Inapplicable.

Item 9.    Notice of Dissolution of Group.

           Inapplicable.

Item 10.   Certification.

           Inapplicable.



                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 14, 1994


/s/ Dennis Alter
Dennis Alter